SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

October 9, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published September 17, 20, 24, October 1, 4 and 9, 2007.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
September 17, 2007	Press Release	Skanska to construct tower building in Jacksonville, Florida for USD 50 M, about SEK 345 M	law and by the listing agreement with Stockholm Stock Exchange
September 17, 2007	Press Release	Invitation to briefing for media and the capital markets in Stockholm, October 4, 2007	law and by the listing agreement with Stockholm Stock Exchange
September 20, 2007	Press Release	Skanska to build steam pipeline in Brazil for USD 113 M, about SEK 780 M	law and by the listing agreement with Stockholm Stock Exchange
September 24, 2007	Press Release	New President of Skanska USA Building	law and by the listing agreement with Stockholm Stock Exchange
September 21, 2007	Press Release	Skanska to build cancer hospital in Florida for USD 150 M, approximately SEK 1 billion	law and by the listing agreement with Stockholm Stock Exchange
October 1, 2007	Press Release	Nomination Committee for 2008 Annual Shareholders' Meeting of Skanska AB	law and by the listing agreement with Stockholm Stock Exchange
October 4, 2007	Press Release	Skanska plans to significantly increase investments in development businesses and margins in construction	law and by the listing agreement with Stockholm Stock Exchange
October 4, 2007	Press Release	Skanska invests SEK 565 M in four new logistics projects in Sweden and Denmark	law and by the listing agreement with Stockholm Stock Exchange
October 4, 2007	Press Release	Skanska to build data center in US for USD 179 M, about SEK 1.2 billion	law and by the listing agreement with Stockholm Stock Exchange
October 9, 2007	Press Release	Skanska to construct detention centers at Kumla, Hall and Saltvik valued at SEK 420 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

October 9, 2007
08:30 am CET

Skanska to construct detention centers at Kumla, Hall and Saltvik valued at SEK 420 M

Skanska has been contracted to extend the Swedish Prison and Probation Service's facilities at Kumla, Hall and Saltvik in Härnösand, Sweden. The contract is valued at approximately SEK 420 M, of which SEK 290 M will be included in order bookings for the third quarter of 2007 and SEK 130 M in the fourth quarter.

The customer is Specialfastigheter Sverige AB.

The project relates to three new detention centers each comprising 5,800 square meters.

Entirely new buildings will be constructed at the three institutions, each with space for 24 inmates divided into four centers. The new units will function as a type of "prison in prison" with an extremely high safety level.

"We are pleased and proud to have been entrusted with the task of implementing this unique project. It imposes particularly high demands on quality, safety and our ability to coordinate three identical projects in three different locations," says Piero Sannicolò, District Manager at Skanska Sweden.

The projects at Kumla and Hall were initiated during the third quarter of 2007. The detention center at Kumla is scheduled for completion at the end of November 2008, while that in Hall is scheduled to be put into operation in March 2009. Construction on the Saltvik center is planned to commence in February 2008 with June 2009 set as the completion date.

For further information please contact:

Piero Sannicolò, District Manager, Skanska, tel +46 8 504 366 59
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Pressrelease

October 4, 2007
12:00 noon CET

Skanska to build data center in US for USD 179 M, about SEK 1.2 billion

Skanska has been contracted to build a data center in northeastern US. The contract amount is USD 179 M, about SEK 1,230 M, which is included in order bookings for the third quarter of 2007. The customer is a leading New York-based financial services firm.

The facility will be crucial to the customer's future operations. Skanska has previously constructed similar facilities for such clients as IBM and NASDAQ in addition to complex technical buildings for companies in, for example, the biotech and telecommunications sectors.

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the U.S. to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,900 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information, contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

October 4, 2007
09:00 am CET

Skanska invests SEK 565 M in four new logistics projects in Sweden and Denmark

Skanska has signed leases for four new logistics facilities – in Gothenburg, Linköping and Burlöv (Sunnanå) in Sweden, and Stilling in Denmark. The total investment amounts to approximately SEK 565 M. The contracts, which are separate from each other, involve a total of 50,000 square meters, and were signed with Scan, TransFargo, Freja Transport & Logistics, and an unnamed tenant.

The projects were launched in the third quarter of 2007. The occupancy date will be around year-end 2008. All of the facilities are provided on long-term leases, the average term being 12 years. The construction assignments will be performed by Skanska Sweden and Skanska Denmark.

"We are pleased to note that our cutting-edge logistics expertise attracts demanding customers. Winning four logistics contracts with successful tenants, all in a brief period, shows that demand for this customized product has risen sharply," says Cecilia Fasth, President of Skanska Fastigheter Göteborg.

Skanska has over a considerable period accumulated extensive expertise in development of logistics properties. Growth opportunities in this niche are expected to be significant, and the operations are now also expanding into the Danish market.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg,
tel +46 70 528 38 15
Peter Gimbe, Press Officer, Skanska AB, tel: +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99.

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

October 4, 2007
08:30 am CET

Skanska plans to significantly increase investments in development businesses and margins in construction

Over the past three years Skanska's businesses have focused on outperforming – in financial terms as well as in qualitative terms. The operating margin in Construction has increased from 1.4 percent in 2004 to 3.0 percent for the first half of 2007. At the same time earnings in Residential Development have increased by 60 percent, Commercial Development has continued to outperform and the value of the Infrastructure Development portfolio has substantially increased.

Skanska has intensified its focus in its four core values (Zero Loss-Making Projects, Zero Accidents, Zero Environmental Incidents and Zero Ethical Breaches) and made important achievements in avoiding loss-making projects and reducing workplace accidents.

The new business plan, for 2008-2010, will continue on this path and take the outperform concept to the next level.

The main elements of the plan are:

- Continued focus on margin improvement in the Construction business stream.
- Significantly increase the investment in Skanska's Development business streams (Residential Development, Commercial Development and Infrastructure Development).
- Capitalization on urbanization trends in Skanska's home markets.
- A green initiative internally and externally.
- Addition of a fifth Zero – Zero Defects – as a core value aimed at improving the bottom line and increasing customer satisfaction.

"The achievements we have made in Skanska the past three years in terms of building our core values and enhancing profitability are substantial. We now raise our ambitions further – in areas such as quality and environmental performance as well as in profitability and investment volumes in our development business", says Stuart Graham, President and CEO of Skanska.

In accordance with the ambitions in the new business plan, Skanska has set new financial "Outperform" targets for the period through 2010 for all of its business streams.

Financial outperform targets per business stream:

Construction	Target 2007	Target 2010
Operating margin, %	3.3	4.0

Residential Development	2007	2010
Operating margin, %	10.0	12.0
ROCE, %	18.0	18.0

Commercial Development

Value creation per annum	SEK 500-700 M

Infrastructure Development	2007	2010
ROCE*, %	16.0	16.0
Committed capital 2010	SEK 6 bn	

*Adjusted ROCE including unrealized development gains and change in market value

Group	2007	2010
Return on equity, %	18.0	20.0

Equity requirements

The equity requirement, post dividend, stated by the company in February 2007 was SEK 16 bn. The company's estimate is that the equity requirement will grow by approximately SEK 1 bn per annum, assuming a growth of the business in line with a projected macro economic scenario.

Briefing for media and the capital markets

On October 4, Stuart Graham, President and CEO, and Hans Biörck, CFO will present the new business plan in more detail as well as new financial targets.

The meeting will take place at IVA's Konferenscenter on Grev Turegatan 16 in Stockholm. Coffee will be served from 13:00 CET and the presentations will begin at 14:00 CET. It will also be possible to follow the meeting over telephone from 14:00 CET.

If you intend to participate over the phone please use the following link to register:
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=486718&Conf=149470

Presentations for the meeting will be available on www.skanska.com from 12:00 CET (noon).

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel: +46 8 753 88 38.
Direct line for media: tel: +46 8 753 88 99.

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

October 1, 2007
15:00 am CET

Nomination Committee for 2008 Annual Shareholders' Meeting of Skanska AB

In accordance with the motion adopted by Skanska's Annual Shareholders' Meeting 2007, the Chairman of the Board has formed the Nomination Committee for the Annual Shareholders' Meeting 2008.

The task of the Nomination Committee is to propose a Board of Directors and also remuneration to the Board of Directors. The proposals are to be decided upon at the 2008 Annual Shareholders' Meeting. The Chairman of the Nomination Committee shall be the member representing the largest shareholder based on votes.

The Nomination Committee appointed for the 2008 Annual Shareholders' Meeting of Skanska AB will be composed as follows:

- Carl-Olof By, Industrivärden, Chairman of the Nomination Committee
- Håkan Sandberg, Handelsbanken and Handelsbanken's pension foundation
- Peter Lindell, AMF Pension
- KG Lindvall, Swedbank Robur Fonder
- Sverker Martin-Löf, Chairman of the Board, Skanska AB

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Pressrelease

September 21, 2007
08:40 am CET

Skanska to build cancer hospital in Florida for USD 150 M, approximately SEK 1 billion

Skanska has been contracted to build a new cancer hospital at the University of Florida's Gainesville campus. The contract totals USD 150 M, or approximately SEK 1.035 billion, and will be included in order bookings for the third quarter of 2007. The customer is Shands HealthCare at the University of Florida.

Parts of the project were initiated earlier this year and were included in Skanska's order bookings, USD 30 M for the first quarter and USD 20 M for second quarter.

The project involves a nine-story tower with approximately 46,500 square meters of floor space. The building will contain 192 single rooms for patients in addition to cancer-treatment wards and an emergency department with 12 operating rooms. A tunnel will connect the building with existing hospital facilities. The project is expected to be completed in 2009.

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the U.S. to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,900 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information, contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

September 24, 2007
08:30 am CET

New President of Skanska USA Building

Michael McNally has been appointed President of Skanska USA Building. He immediately replaces the Skanska Group's Executive Vice President Johan Karlström, who has been responsible for Skanska USA Building since 2006.

Johan Karlström will continue to be based in the US and as previously remains a member of the Skanska Group's Senior Executive Team, within which he has overall responsibility for the American operations.

McNally has 31 years of experience in the industry and has worked within Skanska USA Building since 1998 and been a member of the unit's executive management group.

"Mike has played an important role in the restructuring undertaken within USA Building in recent years. Today, the unit is reporting strongly improved earnings and rising margins," says Stuart Graham, Skanska's President and CEO. "Consequently, the time is right for Mike to take over as President and for Johan to continue work with developing and coordinating our combined operations in the US."

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the US to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,900 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

September 20, 2007
08:30 am CET

Skanska to build steam pipeline in Brazil for USD 113 M, about SEK 780 M

Skanska has secured the contract to build a steam pipeline in northeast Brazil. The total contract value amounts to USD 113 M, or about SEK 780 M, and will be included in order bookings for the third quarter.

The customer is Petrobras, the state-owned Brazilian oil company that is one of Skanska's repeat customers in the Latin American energy sector.

The contract pertains to the construction of an 84-kilometer steam pipeline between the Vale do Açu thermoelectric power plant and the Alto do Rodrigues oil and gas production wells, where the steam will be injected, in the state of Rio Grande do Norte, in northeast Brazil. The surface pipeline will have a diameter varying between 3 and 20 inches with thermal insulation.

The project will commence immediately and is scheduled for completion in 18 months. The scope of the contract comprises the construction, assembly and thermal insulation of the entire pipeline, testing and start-up assistance.

Skanska has wide experience in pipeline construction and is presently building a gas pipeline for the same customer in northern Brazil.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2006, the company had some 11,000 employees and sales of about SEK 3.8 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38,
direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Stockholm, September 17, 2007

Invitation to briefing for media and the capital markets in Stockholm, October 4, 2007

During 2007, management in Skanska has been preparing the new Business Plan for the period 2008-2010.

On October 4, we would like to give you an opportunity to learn more about Skanska in the coming three year period.

The meeting will take place at IVA's Konferenscenter on Grev Turegatan 16 in Stockholm. Coffee will be served from 13:00 CET and the presentations will begin at 14:00 CET. It will also be possible to follow the meeting over telephone from 14:00 CET.

During the meeting, Stuart Graham, President and CEO, and Hans Biörck, CFO will present the outcome of the Business Plan process as well as new financial targets.

If you intend to participate in the meeting, please **register no later than September 28** to Skanska AB, Johanna Zador, johanna.zador@skanska.se (phone +46 8 753 88 82 or fax +46 730 41 69).

If you intend to participate over the phone please use the following link to register: https://eventreg1.conferencing.com/webportal3/reg.html?Acc=486718&Conf=149470

Travel and lodging will be arranged and paid for by the participants.

Welcome

Anders Lilja
Senior Vice President
Skanska AB, Investor Relations

Karin Lepasoon
Senior Vice President
Skanska AB, Communications

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

September 17, 2007
08:30 am CET

Skanska to construct tower building in Jacksonville, Florida for USD 50 M, about SEK 345 M

Skanska has been contracted to build a 38-story condominium tower in Jacksonville, Florida. The contract amounts to USD 50 M, about SEK 345 M, which is included in order bookings for the third quarter of 2007. The customer is the Arch Insurance Company jointly with the XL Insurance Company.

The contract involves the second phase of The Peninsula luxury condominium at St. John's Center. The housing project includes 234 apartments fronting on the south bank of the St. John's River.

The apartments vary in size from one- to three-bedrooms, with an average floor space of about 160 square meters. A rooftop terrace will feature an exclusive club with sundeck and fitness center. Residents will also have access to a service center with 24-hour coffee bar.

Residential construction accounts for approximately three percent of the sales of Skanska USA Building.

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the US to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,900 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

END